SUNAMERICA FOCUSED ALPHA LARGE-CAP FUND, INC.
RESPONSE TO ITEM 77 FOR THE CURRENT
FILING OF N-SAR (Period Ended December 31, 2007)


SUB ITEM 77D: POLICIES WITH RESPECT TO SECURITY INVESTMENTS


Effective September 1, 2007, the current principal investment technique for the Focused Alpha Large-Cap Fund with respect to the number of securities held in the Fund was changed to the following:

Principal Investment Technique:	The Fund may generally hold up
to a total of 40 securities, which will consist of approximately
10 to 20 securities in both the large-cap growth portion and the large-cap value portion of the Fund.

This principal investment technique with respect to the number of securities held in the Fund prior to September 1, 2007 was as follows:

Principal Investment Technique:	The Fund was generally limited to
a maximum of 30 securities overall, generally consisting of 10 to 15 securities in both the large-cap growth portion and large-cap value portion of the Fund.